Exhibit 12.1

AMERICAN RAILCAR INDUSTRIES, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(dollars in thousands)

	Year ended December 31
	Actual						Pro forma(1)
	2002		2003	2004	2005	2006	2006
Earnings:
Earnings (loss) before income tax benefit (expense)	$(5,807)		$2,204	$4,112	$24,124	$55,956	$34,688
(Income) loss from joint venture	—		604	609	(610)	734	734
Fixed charges	6,656		5,554	5,877	7,163	2,727	23,995

Total earnings	$849		$8,362	$10,598	$30,677	$59,417	$59,417

Fixed charges:
Interest expense (including amortized premiums, discounts and capitalized expenses relating to indebtedness)	$4,853		$3,616	$3,667	$4,846	$1,372	$22,640
Estimate of interest within rental expense(2)	1,803		1,938	2,210	2,317	1,355	1,355

Total fixed charges	$6,656		$5,554	$5,877	$7,163	$2,727	$23,995

Ratio of earnings to fixed charges	0.13	(3)	1.51	1.80	4.28	21.79	2.48

(1)	Adjusted to give effect to the issuance of the outstanding notes in the aggregate principal amount of $275.0 million, after deducting the discount afforded to the initial purchasers of those notes and the payment of aggregate offering expenses by us in the aggregate amount of approximately $4.5 million, resulting in additional interest expense (including amortized premiums, discounts and capitalized expenses relating to indebtedness) of approximately $21,268.
(2)	Deemed to represent one-third of rental expense on operating leases.
(3)	For the year ended December 31, 2002, earnings were insufficient to cover fixed charges by $5,807.